                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                      -----------------------------------


                                Amendment No. 2
                                      to
                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                (Pursuant to Section 13(e)(1) of the Securities
                             Exchange Act of 1934)

                        -------------------------------


                        ATLANTIC CITY ELECTRIC COMPANY
                               (Name of Issuer)


                                   CONECTIV
                     (Name of Person(s) Filing Statement)



         Title                                          Cusip Number
-------------------------------------------------------------------------------

Atlantic City Electric Company,
     Cumulative Preferred Stock, Par Value $100
          4% Series                                     048303200 and 048303903
          4.10% Series                                  048303770
          4.35% Series                                  048303762
          4.35% 2nd Series                              048303507
          4.75% Series                                  048303309
          5% Series                                     048303788

-------------------------------------------------------------------------------

                        (Title of Class of Securities)
                     (CUSIP Number of Class of Securities)

                     Peter F. Clark, Esq., General Counsel
                                   Conectiv
                                800 King Street
                                 P. O. Box 231
                          Wilmington, Delaware 19899
                                (302) 429-3448


      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

   The Commission is requested to mail signed copies of all orders, notices and communications to:
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     Stephanie M. Scola                         Vincent Pagano, Jr., Esq.
     Manager of Capital Markets                 Simpson Thacher & Bartlett
     Conectiv                                   425 Lexington Avenue
     800 King Street                            New York, New York  10017
     Wilmington, Delaware 19899



                              September 10, 1998
                      (Date Tender Offer First Published,
                      Sent or Given to Security Holders)


                           CALCULATION OF FILING FEE


     TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
          $26,651,300                                    $5,331



*    Solely for purposes of calculating the filing fee and computed pursuant to
     Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each series of securities listed above pursuant to the Offer described in the Offer to Purchase and Proxy Statement filed as an Exhibit hereto.


     /x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  $5,331

Form or Registration No.:  Schedule 13E-4

Filing Party:  Conectiv

Date Filed:  September 10, 1998


     This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 dated September 10, 1998, as amended by Amendment No. 1 to Schedule 13E-4 dated October 1, 1998 (collectively, the "Statement"), each filed by Conectiv, a Delaware corporation, relating to its offer to purchase any and all outstanding shares of the series of preferred stock listed above of Atlantic City Electric Company, upon the terms and subject to the conditions set forth in the Offer to Purchase and Proxy Statement, dated September 10, 1998, and in the related Letter of Transmittal, copies of which are attached as Exhibits 99(a)(1) and 99(a)(2) to the Statement.

     Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Statement.

Item 1.  Security and Issuer.

         Item 1 of the Statement is hereby amended and supplemented by adding thereto the following:

     The Offer expired at 5:00 p.m., New York City time, on October 14, 1998 in accordance with its terms. On October 20, 1998, Conectiv purchased the Shares validly tendered pursuant to the Offer by depositing the aggregate purchase price therefor with the Depositary. The Shares so purchased, and purchase price therefor, for each Series of Preferred are as follows:


                            Shares
Series of Preferred         Purchased           Purchase Price
-------------------         ---------           --------------
4% Series                   52,289              $ 4,266,782.40
4.10% Series                51,496                4,299,916.00
4.35% Series                11,898                1,054,162.80
4.35% 2nd Series            34,300                3,038,980.00
4.75% Series                41,369                4,002,450.75
5% Series                   45,880                4,588,000.00
                            --------            --------------
 Total                      237,232             $21,250,291.95



Item 2.  Source and Amount of Funds or Other Consideration.

         Item 2 of the Statement is hereby amended and supplemented by adding thereto the following:

         The total amount required by Conectiv to purchase the Shares pursuant to the Offer was $21,250,291.95, excluding fees and other expenses. Conectiv paid the purchase price to The Bank of New York, as Depositary, at 4:00 p.m., New York City time, on October 20, 1998 by wire transfer and received funds the same afternoon from the Company to cover that position.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

         Item 3 of the Statement is hereby amended and supplemented by adding thereto the following:

         The Shares purchased by Conectiv pursuant to the Offer were subsequently sold to the Company and were thereupon retired and canceled. As a result thereof, the Company has outstanding, as of October 20, 1998, a total of 24,711 Shares of the 4% Series, 20,504 Shares of the 4.10% Series, 3,102 Shares of the 4.35% Series, 1,700 Shares of the 4.35% 2nd Series, 8,631 Shares of the 4.75% Series and 4,120 Shares of the 5% Series.


                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 22, 1998



                              CONECTIV


                              By:    /s/ Louis M. Walters
                                  ------------------------------
                                  Louis M. Walters
                                  Treasurer


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